UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

VITACOST.COM, INC.

(Name of Subject Company (Issuer))

VIGOR ACQUISITION CORP.

(Offeror)

a wholly-owned direct subsidiary of

THE KROGER CO.

(Direct Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

92847A200

(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.

Group Vice President, Secretary and General Counsel

1014 Vine Street

Cincinnati, OH 45202

(513) 762-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$286,667,430.76	$36,922.77

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.00001 per share, of Vitacost.com, Inc. (the “Company”), at a purchase price of $8.00 per share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 34,222,898 issued and outstanding shares of common stock of the Company, multiplied by $8.00 per share; (ii) 3,971,785 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $8.00 per share, multiplied by $2.28 per share (which is equal to the difference between $8.00 and $5.72, the weighted average exercise price of such options that have an exercise price that is less than $8.00 per share); (iii) 276,900 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $8.00 per share; and (iv) 1,680,601 shares of common stock of the Company underlying outstanding warrants, multiplied by $0.96 per share (which is equal to the difference between $8.00 and $7.04, the weighted average exercise price of such warrants). The foregoing numbers of shares of common stock, options, restricted stock units and warrants have been provided by the issuer to the offeror and are as of the close of business on July 15, 2014, the most recent practicable date. The filing fee was determined by multiplying 0.000128800 by the proposed maximum aggregate value of the transaction of $286,667,430.76.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.000128800.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.00001 per share (the “Shares”), of Vitacost.com, Inc., a Delaware corporation (the “Company”), at a purchase price of $8.00 per Share, net to the holder thereof in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of July 1, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Kroger and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, each dated as of July 1, 2014 (as they may be amended from time to time, the “Tender and Support Agreements”) with Great Hill Equity Partners III, L.P., Great Hill Equity Partners IV, L.P., Great Hill Investors, LLC, Jeffrey Horowitz and JHH Capital, LLC, copies of which are attached as Exhibits (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Vitacost.com, Inc., a Delaware corporation. The Company’s principal executive offices are located at 5400 Broken Sound Blvd. – NW, Suite 500, Boca Raton, FL 33487-3521. The Company’s telephone number is (561) 982-4180.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.00001 per share, of the Company. The Company has advised Purchaser and Kroger that, as of the close of business on July 15, 2014 (the most recent practicable date) there were: (i) 34,222,898 shares of common stock of the Company that were issued and outstanding; (ii) outstanding options to purchase 5,445,535 shares of common stock of the Company; (iii) outstanding restricted stock units to receive 276,900 shares of common stock of the Company; and (iv) outstanding warrants to purchase 1,680,601 shares of common stock of the Company.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	– (c) This Schedule TO is filed by Purchaser and Kroger. The information set forth in Section 8 (entitled “Certain Information Concerning Purchaser and Kroger”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iii), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the Introduction

•	the Summary Term Sheet

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer”

•	Section 9 – “Source and Amount of Funds”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(iv) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Purchaser and Kroger”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Purchaser and Kroger”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Purchaser and Kroger”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11 Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Purchaser and Kroger”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated July 18, 2014.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on July 18, 2014.*

(a)(5)(A)	Joint Press Release issued by The Kroger Co. and Vitacost.com, Inc. on July 2, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(B)	Talking Points for Leaders, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(C)	Questions & Answers for Vitacost.com Associates, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(D)	Investor Script for Conference Call on July 2, 2014 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Vitacost.com, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vitacost.com, Inc. with the Securities and Exchange Commission on July 2, 2014).

(d)(2)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Jeffrey Horowitz (incorporated by reference to Exhibit 3 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(3)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and JHH Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(4)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(5)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(6)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(7)	Confidentiality Agreement, dated as of March 28, 2014, by and between The Kroger Co. and Vitacost.com, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 2014

VIGOR ACQUISITION CORP.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
President

THE KROGER CO.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
Group Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 18, 2014.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on July 18, 2014.*

(a)(5)(A)	Joint Press Release issued by The Kroger Co. and Vitacost.com, Inc. on July 2, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(B)	Talking Points for Leaders, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(C)	Questions & Answers for Vitacost.com Associates, distributed on July 2, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(a)(5)(D)	Investor Script for Conference Call on July 2, 2014 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on July 2, 2014).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Vitacost.com, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vitacost.com, Inc. with the Securities and Exchange Commission on July 2, 2014).

(d)(2)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Jeffrey Horowitz (incorporated by reference to Exhibit 3 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(3)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and JHH Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(4)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(5)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(6)	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P. (incorporated by reference to Exhibit 7 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on July 10, 2014).

(d)(7)	Confidentiality Agreement, dated as of March 28, 2014, by and between The Kroger Co. and Vitacost.com, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith